                                                                    EXHIBIT 99.8

                       FIRST QUARTER INTERIM REPORT 2004

[TRIZEC CANADA LOGO]

                                                                    EXHIBIT 99.8

CONTENTS

 1    Letter to Shareholders

 2    Consolidated Financial Statements

 5    Notes to the Consolidated Financial Statements

17    Management's Discussion and Analysis

37    Corporate Information

TO OUR SHAREHOLDERS
All amounts in this report are in U.S. dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS

- The Company reported net income for the three months ended March 31, 2004 of US$30.7 million or US$0.51 per share, compared to net income of US$59.8 million or US$1.00 per share for the same period last year.

- Trizec Canada's net income for the first quarter ended March 31, 2004 reflects its approximate 40% interest in Trizec Properties' net income. The decrease in net income for the three months ended March 31, 2004 over the same period last year is primarily attributable to a decrease in gains related to property sales.

RECENT DEVELOPMENTS

- The Company continues to make progress on the monetization of its remaining assets in line with the Plan of Arrangement, with the completion of the CN Tower transaction generating US$39 million during the first quarter, and the collection of a US$17 million receivable from Brandenburg Park subsequent to the end of the first quarter.

- As a result, Trizec Canada held cash and investments of US$149.0 million at March 31, 2004 before receipt of the US$17 million payment in April 2004. Consistent with the objectives of the Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders as Trizec Properties paid per share of its common stock in January and in April 2004.

      MAY 11, 2004

TRIZEC CANADA FIRST QUARTER 2004       1

Trizec Canada Inc.
CONSOLIDATED BALANCE SHEETS

                                                             MARCH 31    December 31
(US$ millions) (unaudited)                        Note         2004         2003
-------------------------------------------     --------     --------    -----------
ASSETS

   Properties                                      2         $4,546.4      4,779.6
   Cash and cash equivalents                                     87.1        233.2
   Restricted cash                                               85.6        115.1
   Investments                                     3            412.4        329.9
   Other assets                                    4            374.3        416.1
   Future income taxes                                           94.6         94.9
                                                             --------      -------

                                                             $5,600.4      5,968.8
                                                             ========      =======
LIABILITIES

   Long-term debt                                  5         $2,691.8      3,092.7

   Exchangeable debentures
       - carrying amount                                        720.5        688.1
       - deferred amount                                        170.4        202.8
   Accounts payable and accrued liabilities        4            372.2        385.2
                                                             --------      -------
                                                              3,954.9      4,368.8

NON-CONTROLLING INTERESTS                                     1,206.7      1,170.5

SHAREHOLDERS' EQUITY                               6            438.8        429.5
                                                             --------      -------

                                                             $5,600.4      5,968.8
                                                             ========      =======

See accompanying notes

TRIZEC CANADA FIRST QUARTER 2004       2                    FINANCIAL STATEMENTS

Trizec Canada Inc.
CONSOLIDATED STATEMENTS OF INCOME

                                                                             Three months ended
                                                                                  March 31
                                                                           ---------------------
(US$ millions, except per share amounts) (unaudited)              Note        2004          2003
----------------------------------------------------              ----     ---------      ------
RENTAL OPERATIONS
  Rental revenue                                                           $   224.4       249.0
  Operating expenses                                                           (73.9)      (81.3)
  Property taxes                                                               (26.5)      (29.5)
                                                                           ---------       -----
RENTAL INCOME                                                                  124.0       138.2

  General and administrative expense                                            (6.2)      (11.8)
  Interest expense, net                                            5           (42.6)      (46.9)
                                                                           ---------       -----
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING ITEMS                         75.2        79.5

  Depreciation expense                                                         (45.2)      (45.2)
  Exchangeable debentures interest expense, net                                 (4.8)       (4.8)
  Gain on sale of properties, net                                  2            20.3        68.4
  Gain on lawsuit settlement                                                     0.1           -
  Recovery on insurance claims                                                   0.2         5.3
  Foreign exchange gains                                           7            13.7         3.1
  Gain on early retirement of debt, net                            5             0.3         2.5
  Derivative loss                                                  5            (2.1)          -
                                                                           ---------       -----
INCOME BEFORE TAXES AND NON-CONTROLLING INTERESTS                               57.7       108.8

  Income and other corporate taxes                                 8            (7.6)      (12.5)
  Non-controlling interests                                                    (32.8)      (36.2)
                                                                           ---------       -----
INCOME FROM CONTINUING OPERATIONS                                               17.3        60.1
DISCONTINUED OPERATIONS                                            2            13.4        (0.3)
                                                                           ---------       -----
NET INCOME                                                                 $    30.7        59.8
                                                                           =========      ======
INCOME PER SHARE                                                   10
  Basic and diluted
      Continuing operations                                                $    0.29        1.00
      Discontinued operations                                                   0.22           -
      Net income                                                                0.51        1.00
                                                                           ---------      ------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                                              Three months ended
                                                                                    March 31
                                                                              ------------------
(US$ millions) (unaudited)                                                      2004       2003
--------------------------                                                    --------   ------
DEFICIT, BEGINNING OF THE PERIOD                                              $   (3.9)  (105.8)
Net income                                                                        30.7     59.8
Dividends                                                                        (12.0)       -
                                                                              --------   ------
RETAINED EARNINGS (DEFICIT), END OF PERIOD                                    $   14.8    (46.0)
                                                                              ========   ======

See accompanying notes

TRIZEC CANADA FIRST QUARTER 2004       3                    FINANCIAL STATEMENTS

Trizec Canada Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Three months ended
                                                                                       March 31
                                                                                ----------------------
(US$ millions) (unaudited)                                                        2004           2003
------------------------------------------------------------------              ---------       ------
Cash flow from (applied to)
OPERATING ACTIVITIES
Net income                                                                      $    30.7         59.8
Adjustments to reconcile net income to total operating cash flows:
  Depreciation expense                                                               46.4         50.6
  Gain on sale of properties, net                                                   (48.9)       (68.4)
  Non-cash gain on early retirement of debt                                          (0.3)        (2.8)
  Foreign exchange gains                                                            (13.7)        (3.1)
  Derivative loss                                                                     2.1            -
  Gain on lawsuit settlement                                                         (0.1)           -
  Future income taxes                                                                 1.4          9.4
  Straight-line adjustments                                                          (6.7)        (8.8)
  Non-controlling interests                                                          54.6         35.7
  Net change in working capital                                                       3.8        (66.9)
                                                                                ---------       ------
  Total operating cash flows                                                         69.3          5.5
                                                                                ---------       ------
FINANCING ACTIVITIES
  Long-term debt
      Repaid on dispositions                                                       (232.7)       (95.8)
      Property financings                                                           120.2         15.6
      Principal repayments                                                         (281.5)        (9.8)
      Credit facility activity, net                                                  34.0       (124.3)
  Dividends paid by subsidiary to non-controlling interests                         (18.5)           -
  Dividends paid                                                                    (12.0)           -
                                                                                ---------       ------
  Total financing cash flows                                                       (390.5)      (214.3)
                                                                                ---------       ------
TOTAL OPERATING AND FINANCING ACTIVITIES                                           (321.2)      (208.8)
                                                                                ---------       ------
INVESTING ACTIVITIES
  Properties
      Development expenditures                                                          -         (1.8)
      Tenant installation costs                                                     (24.7)       (28.5)
      Capital expenditures                                                           (4.2)        (5.9)
      Dispositions                                                                  257.0        165.0
      Disposition of interest in TriGranit (net of joint venture cash - $28.4)          -         80.9
  Purchase of marketable securities                                                 (82.5)           -
  Change in restricted cash                                                          29.5         17.8
                                                                                ---------       ------

  Total investing cash flows                                                        175.1        227.5
                                                                                ---------       ------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                   (146.1)        18.7
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                                  233.2         94.3
                                                                                ---------       ------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                    $    87.1        113.0
                                                                                =========       ======

See accompanying notes

TRIZEC CANADA FIRST QUARTER 2004       4                    FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 (unaudited)
(tabular amounts in US$ millions, except per share amounts)

1. PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION

Trizec Canada Inc. ("Trizec Canada" or the "Corporation") was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation ("TrizecHahn") completed a Plan of Arrangement ("the "Arrangement") under the Business Corporations Act (Ontario) that resulted in Trizec Properties, Inc. ("Trizec Properties"), which owned all of Trizec Canada's U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded real estate investment trust ("REIT").

Trizec Canada indirectly owns approximately 40% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. As the Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate Trizec Properties in its consolidated financial statements.

The accompanying consolidated financial statements of Trizec Canada are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2003 consolidated financial statements of Trizec Canada except as disclosed herein. For further information, see Trizec Canada's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2003.

During the quarter the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in equity as these operations are no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

Effective January 1, 2004, the Corporation adopted the new CICA Handbook Accounting Guideline Number 13, "Hedging Relationships", which amongst other recommendations requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and must be considered highly effective; where hedging relationships do not meet these requirements, hedge accounting must be discontinued.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Certain comparatives have been reclassified to conform to the current year's presentation.

TRIZEC CANADA FIRST QUARTER 2004        5      NOTES TO THE FINANCIAL STATEMENTS

2. PROPERTIES

The Corporation's properties are comprised of:

                                                     MARCH 31        December 31
                                                      2004               2003
                                                   -----------       -----------
Properties
      Held for the long term                       $   4,546.4           4,746.6
      Held for disposition                                   -              33.0
                                                   -----------       -----------

                                                   $   4,546.4           4,779.6
                                                   ===========       ===========

a. PROPERTIES HELD FOR THE LONG TERM

                                                     MARCH 31        December 31
                                                      2004              2003
                                                   -----------       -----------
Rental properties
      At cost                                      $   5,263.9           5,437.1
      Accumulated depreciation                          (785.2)           (758.2)
                                                   -----------       -----------
                                                       4,478.7           4,678.9
Properties held for development                           67.7              67.7
                                                   -----------       -----------

                                                   $   4,546.4           4,746.6
                                                   ===========       ===========

b. PROPERTIES HELD FOR DISPOSITION

                                                     MARCH 31        December 31
                                                      2004              2003
                                                   -----------       -----------
Rental properties
      At cost                                      $         -              22.3
      Accumulated depreciation                               -              (2.3)
                                                   -----------       -----------
                                                             -              20.0
Properties held for development                              -              13.0
                                                   -----------       -----------

                                                   $         -              33.0
                                                   ===========       ===========

At December 31, 2003, the office property 151 Front Street and an adjacent retail concourse remained in properties held for disposition. These properties were sold during the first quarter of 2004.

c. DISCONTINUED OPERATIONS

During the first quarter of 2004, the Hollywood & Highland Hotel and Hollywood & Highland Retail in Los Angeles, California (together the "Hollywood & Highland Complex") were designated by Trizec Properties as held for disposition and were sold during the quarter. As a result of this designation, the results of operations of the Hollywood & Highland Complex for the three months ended March 31, 2004 and 2003 have been reclassified as discontinued operations in accordance with the provisions of the CICA Handbook Section 3475, "Disposal of long-lived assets and discontinued operations".

Discontinued operations for the three months ended March 31, 2003 also include the results of operations for Minnesota Center, 9800 La Cienega, Park Central II and Desert Passage, which were sold during 2003.

TRIZEC CANADA FIRST QUARTER 2004       6       NOTES TO THE FINANCIAL STATEMENTS

DISCONTINUED OPERATIONS                                   Three months ended
                                                               March 31
                                                               --------
                                                            2004      2003
                                                            ----      ----
Rental revenue                                            $ 12.7      23.9
Operating expenses                                          (4.6)    (12.0)
Property taxes                                              (0.5)     (1.4)
                                                          ------     -----
Rental income                                                7.6      10.5
Interest income (expense), net                               1.6      (5.9)
Depreciation expense                                        (1.2)     (5.4)
                                                          ------     -----
                                                             8.0      (0.8)
Gain on sale of properties                                  28.6         -
                                                          ------     -----
Income (loss) before taxes and non-controlling interests    36.6      (0.8)
Income and other corporate taxes                            (1.4)        -
Non-controlling interests                                  (21.8)      0.5
                                                          ------     -----
Discontinued operations                                   $ 13.4      (0.3)
                                                          ======     =====

d. GAIN ON SALE OF PROPERTIES, NET

                                          Three months ended
                                              March 31
                                              --------
                                            2004   2003
                                            ----   ----
Office properties                         $  20.3   7.1
Retail/entertainment                            -  13.6
European retail/entertainment properties        -  47.7
                                          -------  ----
                                          $  20.3  68.4
                                          =======  ====

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario and recorded a net gain of $20.3 million.

In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit's operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing $25.5 million vendor take back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003.

TRIZEC CANADA FIRST QUARTER 2004       7       NOTES TO THE FINANCIAL STATEMENTS

During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia resulting in a net gain on sale of U.S office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

3.    INVESTMENTS

                                                     MARCH 31    December 31
                                                       2004          2003
                                                     --------    -----------
Marketable securities                                $  82.5            -
Mortgages, notes receivable and other investments       43.7         43.7
Investment in Barrick - at cost                        286.2        286.2
                                                     -------        -----
                                                     $ 412.4        329.9
                                                     =======        =====

Included in marketable securities is $39.6 million (C$51.8 million) denominated in Canadian dollars.

4.    OTHER ASSETS AND LIABILITIES

a.    OTHER ASSETS

                                                            MARCH 31   December 31
                                                              2004         2003
                                                            --------   -----------
U.S. office tenant receivables, net                          $  9.5        11.1
Deferred rent receivable, net                                 175.5       173.6
Other receivables, net                                         33.9        59.8
Deferred financing costs, net of accumulated amortization
   (2004 - $25.7; 2003 - $31.1)                                28.7        32.8
Prepaid expenses and other assets                             126.7       138.8
                                                            -------       -----
                                                             $374.3       416.1
                                                            =======       =====

b.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               MARCH 31  December 31
                                                                 2004        2003
                                                               --------  -----------
Trade, construction and tenant installation payables            $ 76.4       64.2
Accrued interest expense                                          13.2       16.2
Accrued operating expenses and property taxes                     75.4      103.8
Security deposits and other accrued liabilities                  102.0      101.2
Taxes payable                                                     86.7       81.4
Dividends payable by subsidiary to non-controlling interests      18.5       18.5
                                                                ------      -----
                                                                $372.2      385.2
                                                                ======      =====

c.    NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                   MARCH 31   December 31
                                                                     2004         2003
                                                                     ----         ----
Mortgage debt and other loans assumed by purchasers on property
   dispositions                                                     $41.1         25.6
Forgiveness of debt upon sale of property                             1.2            -

TRIZEC CANADA FIRST QUARTER 2004       8       NOTES TO THE FINANCIAL STATEMENTS

5.    LONG-TERM DEBT

                                                     WEIGHTED AVERAGE                    WEIGHTED AVERAGE
                                                   INTEREST RATES AS AT                INTEREST RATES AS AT
                                                      MARCH 31, 2004         2004        DECEMBER 31, 2003     2003
                                                   --------------------   ----------   --------------------   -------
COLLATERALIZED PROPERTY LOANS
   At fixed rates                                        6.03%            $  2,579.3           6.06%          2,667.4
   At variable rates (subject  to interest rate
     caps)                                               5.42%                  65.0           4.46%            205.2
   At variable rates                                     4.65%                  28.2           4.27%            159.6
OTHER LOANS
   At fixed rates                                        5.90%                  19.2           4.29%             60.3
   At variable rates                                     4.00%                   0.1           4.00%              0.2
                                                         ----             ----------           ----           -------
                                                         6.00%            $  2,691.8           5.83%          3,092.7
                                                         ====             ==========           ====           =======

Certain of Trizec Properties' loans are cross-collateralized with, or subject to cross-default or cross-acceleration provisions in, other loans.

a.    COLLATERALIZED PROPERTY LOANS

Trizec Properties property loans are collateralized by deeds of trust or mortgages on properties and mature at various dates between May 2004 and June 2013.

At March 31, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. In addition, at March 31, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $500.0 million, bearing a weighted average interest rate of 2.61% plus various spreads and maturing between July 1, 2005 and January 1, 2006. At March 31, 2004 and December 31, 2003, such interest rate swap agreements had fixed the interest rate on $586.9 million and $650.0 million of variable rate debt, respectively. At March 31, 2004 and December 31, 2003, the debt subject to interest rate swap contracts was classified as fixed in the above table. The aggregate cost to unwind these interest rate swap contracts was approximately $24.8 million and $20.3 million at March 31, 2004 and December 31, 2003, respectively.

Trizec Properties entered into interest rate cap contracts expiring in June 2004 on $120.0 million of its variable rate debt, which limit the underlying LIBOR interest rate to 6.5%. At March 31, 2004 and December 31, 2003, the fair value of these interest rate cap contracts was nominal. In addition, the Corporation entered into an interest rate cap contract expiring in April 2004 on approximately $584.7 million of its variable rate debt, which limits the underlying LIBOR rate to 11.01%. At March 31, 2004 and December 31, 2003, the fair value of this interest rate cap contract was nominal.

TRIZEC CANADA FIRST QUARTER 2004       9       NOTES TO THE FINANCIAL STATEMENTS

b.    PRINCIPAL REPAYMENTS

Principal repayments of debt are due as follows (see Note 12):

Years ending December 31,
Balance of year      2004                               $  275.0
                     2005                                  186.9
                     2006                                  701.3
                     2007                                  109.2
                     2008                                  674.1
       Subsequent to 2008                                  745.3
                                                        --------
                                                        $2,691.8
                                                        ========

c.    REFINANCING AND GAIN ON EARLY RETIREMENT OF DEBT, NET

In January 2004, the Corporation refinanced the $120 million mortgage loan on Ernst & Young Plaza in Los Angeles, California, which bore a variable interest rate of LIBOR plus 2.75% and was scheduled to mature in June 2004, with a $120 million mortgage loan bearing a fixed interest rate of 5.07% and scheduled to mature in February 2014. In December 2003, the Corporation entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loan. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loan, the Corporation paid approximately $3.8 million in settlement of the forward rate swap agreements, which has been recorded in other assets. The approximately $3.8 million paid on settlement will be amortized to interest expense over the life of the mortgage loan. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.3 million, comprised primarily of the write-off of unamortized deferred financing costs in connection with the refinancing of mortgage debt of Ernst & Young Plaza and the retirement of mortgage loan on Galleria Tower.

In conjunction with the sale of properties during the three months ended March 31, 2004, Trizec Properties paid off approximately $238 million of mortgage debt, resulting in a gain on early debt retirement of approximately $0.6 million comprised primarily of the forgiveness of debt, partially offset by the write-off of unamortized deferred financing costs.

During the first quarter of 2003, the Corporation recorded a net gain on early retirement of debt in the amount of $2.5 million. The net gain resulted from forgiveness of debt in the amount of $2.8 million in connection with the sale of Trizec Properties' interest in the New Center One joint venture and the cash cost of early debt retirement in the amount of $0.3 million in connection with the sale of Rosslyn Gateway.

d.    INTEREST CHARGES

Interest charges consist of:

                                                       Three months ended
                                                             March 31
                                                             --------
                                                          2004      2003
                                                          ----      ----
Interest cost, gross                                    $ (45.4)   (49.1)
Interest capitalized to properties under development          -      0.1
                                                        -------    -----
Interest expense                                          (45.4)   (49.0)
Interest income                                             2.8      2.1
                                                        -------    -----
Interest expense, net                                   $ (42.6)   (46.9)
                                                        =======    =====

TRIZEC CANADA FIRST QUARTER 2004      10       NOTES TO THE FINANCIAL STATEMENTS

e.    LINE OF CREDIT

Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock with no significant financial covenants, none of which was drawn and outstanding at December 31, 2003 and March 31, 2004.

At March 31, 2004, the amount eligible to be borrowed under Trizec Properties' revolving credit facility was approximately $124.3 million, of which approximately $34.0 million was drawn and outstanding. At December 31, 2003, the amount eligible to be borrowed under Trizec Properties' revolving credit facility was approximately $217.0 million, none of which was drawn and outstanding.

f.    DERIVATIVE LOSS

During the three months ended March 31, 2004, Trizec Properties recorded a derivative loss of approximately $2.1 million in connection with the non-hedging portion ($63.1 million at March 31, 2004) of certain interest rate swap agreements that were used to hedge variable rate debt that has been paid off and retired.

6.    SHAREHOLDERS' EQUITY

                                            MARCH 31    December 31
                                              2004          2003
                                            --------    -----------
Share capital                               $  376.5       376.5
Contributed surplus                              3.3         3.3
Additional paid-in capital of subsidiary        26.9        26.9
Foreign currency translation adjustment         17.3        26.7
Retained earnings (deficit)                     14.8        (3.9)
                                            --------       -----
                                            $  438.8       429.5
                                            ========       =====

a.    ISSUED AND OUTSTANDING SHARE CAPITAL

The number of shares issued and outstanding (in millions) was as follows:

                                                    VOTING SHARES
                                                    -------------
                                       SUBORDINATE   MULTIPLE   TOTAL   AMOUNT
                                       -----------   --------   -----   ------
MARCH 31, 2004 AND DECEMBER 31, 2003      52.4          7.5      59.9   $376.5

TRIZEC CANADA FIRST QUARTER 2004      11       NOTES TO THE FINANCIAL STATEMENTS

b.    STOCK-BASED COMPENSATION ARRANGEMENTS

The following summarizes the outstanding Trizec Canada share purchase options at March 31, 2004:

                                                            MILLIONS OF OPTIONS
                                                            -------------------
OUTSTANDING AT
   Beginning of period (weighted average price C$24.30)              0.9
   Expired/cancelled (weighted average price C$24.18)               (0.1)
                                                                     ---
   End of period (weighted average price C$24.33)                    0.8
                                                                     ===

EXERCISABLE AT END OF PERIOD CONSISTS OF
   Price range (C$22.75 - C$24.29; weighted average C$23.73)         0.3
   Price range (C$24.40 - C$27.12; weighted average C$24.72)         0.3
                                                                     ---
                                                                     0.6
                                                                     ===

During the three months ended March 31, 2004, Trizec Properties awarded 405,950 restricted stock rights to certain employees. These restricted stock rights had a fair value of approximately $6.8 million on the date of grant. The restricted stock rights vest ratably over periods of three to five years. Compensation expense will be charged to earnings over the vesting period.

In addition, during the three months ended March 31, 2004 Trizec Properties awarded 115,700 performance based restricted stock rights to certain employees. These performance based restricted stock rights had a fair value of approximately $1.9 million on the date of grant. The performance based restricted stock rights vest ratably over a period of five years provided that specific performance objectives are achieved. Compensation expense will be charged to earnings over the vesting period.

Trizec Properties also issued 57,764 shares to employees under the Corporation's Employee Stock Purchase Plan during the three months ended March 31, 2004.

The pro forma cost of compensation awards as if the fair value method had been used for stock-based compensation granted during 2002 by the Corporation and Trizec Properties for the three month periods ended March 31, 2004 and 2003 would be $0.1 million and $0.4 million, respectively. This would result in a pro forma net income of $30.6 million and $59.4 million, respectively. No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

For employee stock-based compensation grants subsequent to January 1, 2003, compensation cost is measured at fair value at the date of grant and compensation cost is recognized into income over the vesting period.

TRIZEC CANADA FIRST QUARTER 2004      12       NOTES TO THE FINANCIAL STATEMENTS

7.    FOREIGN EXCHANGE GAINS

                                                                       Three months ended
                                                                             March 31
                                                                             --------
                                                                           2004     2003
                                                                           ----     ----
Foreign exchange translation gains on monetary assets and liabilities    $   4.3      -
    denominated in Canadian dollar and European currencies
Recognition of historical foreign currency translation adjustments
    resulting from reductions of net investments in Canada and Europe        9.4    3.1
                                                                         -------    ---
                                                                         $  13.7    3.1
                                                                         =======    ===

8.    INCOME AND OTHER CORPORATE TAXES

The provision for income and other corporate taxes is as follows:

                                                   Three months ended
                                                        March 31
                                                        --------
                                                    2004        2003
                                                    ----        ----
EXPENSE
Income taxes
    Current
      - withholding taxes on REIT distributions    $ (0.6)      (0.8)
      - sales                                        (5.5)         -
    Future
      - operations and sales                            -       (9.4)
Franchise, capital and alternative minimum tax       (1.5)      (2.3)
                                                   ------      -----
                                                   $ (7.6)     (12.5)
                                                   ======      =====

During the first quarter of 2003, Trizec Properties paid approximately $49.5 million in corporate taxes related to pre-REIT tax matters. There was no income statement impact.

TRIZEC CANADA FIRST QUARTER 2004      13       NOTES TO THE FINANCIAL STATEMENTS

9.    SEGMENTED INFORMATION

The Corporation is a fully integrated real estate operating and development company focused on the United States. Its activities include the acquisition, development and operation of office properties. The Corporation's strategy is to focus on the core U.S. office business through Trizec Properties.

The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the Trizec Properties and Trizec Canada corporate level. The following presents information by reportable segment for the three months ended March 31, 2004 and 2003.

SEGMENTED INFORMATION                                     THREE MONTHS ENDED              Three months ended
                                                            MARCH 31, 2004                  March 31, 2003
                                                            --------------                  --------------
                                                      TRIZEC      TRIZEC               Trizec      Trizec
                                                    PROPERTIES    CANADA    TOTAL    Properties    Canada    Total
                                                    ----------    ------    -----    ----------    ------    -----
RENTAL OPERATIONS
  Rental revenue                                     $  224.4         -     224.4       239.4        9.6     249.0
  Operating expenses                                    (73.9)        -     (73.9)      (75.7)      (5.6)    (81.3)
  Property taxes                                        (26.5)        -     (26.5)      (29.1)      (0.4)    (29.5)
                                                     --------     -----     -----    --------      -----     -----
RENTAL INCOME                                           124.0         -     124.0       134.6        3.6     138.2
  General and administrative expense                     (4.3)     (1.9)     (6.2)      (10.2)      (1.6)    (11.8)
  Interest income (expense), net                        (43.9)      1.3     (42.6)      (45.6)      (1.3)    (46.9)
                                                     --------     -----     -----    --------      -----     -----
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING        75.8      (0.6)     75.2        78.8        0.7      79.5
  ITEMS
  Depreciation expense                                  (45.2)        -     (45.2)      (44.8)      (0.4)    (45.2)
  Exchangeable debentures interest expense, net             -      (4.8)     (4.8)          -       (4.8)     (4.8)
  Gain on sale of properties, net                        20.3         -      20.3        20.7       47.7      68.4
  Gain on lawsuit settlement                              0.1         -       0.1           -          -         -
  Recovery on insurance claims                            0.2         -       0.2         5.3          -       5.3
  Foreign exchange gains                                  3.3      10.4      13.7           -        3.1       3.1
  Gain on early retirement of debt, net                   0.3         -       0.3         2.5          -       2.5
  Derivative loss                                        (2.1)        -      (2.1)          -          -         -
                                                     --------     -----     -----    --------      -----     -----
INCOME BEFORE TAXES AND NON-CONTROLLING INTERESTS        52.7       5.0      57.7        62.5       46.3     108.8
  Income and other corporate taxes                       (7.0)     (0.6)     (7.6)       (1.7)     (10.8)    (12.5)
  Non-controlling interests                             (32.8)        -     (32.8)      (36.2)         -     (36.2)
                                                     --------     -----     -----    --------      -----     -----
INCOME FROM CONTINUING OPERATIONS                        12.9       4.4      17.3        24.6       35.5      60.1
DISCONTINUED OPERATIONS                                  14.2      (0.8)     13.4        (0.3)         -      (0.3)
                                                     --------     -----     -----    --------      -----     -----
NET INCOME                                           $   27.1       3.6      30.7        24.3       35.5      59.8
                                                     ========     =====     =====    ========      =====     =====

TRIZEC CANADA FIRST QUARTER 2004      14       NOTES TO THE FINANCIAL STATEMENTS

The following segmented information presents the financial position of the Corporation as at March 31, 2004 and December 31, 2003 on a basis that isolates the financial position of Trizec Properties, Trizec Canada's principal asset, from the other assets held by Trizec Canada. The total assets of Trizec Canada include $76.5 million (2003 - $82.6 million) relating to countries other than Canada and the United States.

                                          MARCH 31, 2004                             December 31, 2003
                                ------------------------------------      -------------------------------------
                                  TRIZEC         TRIZEC                     Trizec         Trizec
                                PROPERTIES       CANADA       TOTAL       Properties       Canada         Total
                                ----------       ------       ------      ----------       ------         -----
ASSETS
Properties                      $  4,546.4             -     4,546.4       4,779.6               -      4,779.6
Cash and cash equivalents             30.6          56.5        87.1         129.3           103.9        233.2
Restricted cash                       75.6          10.0        85.6          97.3            17.8        115.1
Marketable securities                    -          82.5        82.5             -               -            -
Investments - other                      -         329.9       329.9             -           329.9        329.9
Other assets                         356.7          17.6       374.3         360.1            56.0        416.1
Future income taxes                      -          94.6        94.6             -            94.9         94.9
                                ----------       -------    --------       -------        --------      -------
                                $  5,009.3         591.1     5,600.4       5,366.3           602.5      5,968.8
                                ==========       =======    ========       =======        ========      =======
LIABILITIES
Long-term debt                  $  2,691.8             -     2,691.8       3,092.7               -      3,092.7
Exchangeable debentures
   Carrying amount                       -         720.5       720.5             -           688.1        688.1
   Deferred amount                       -         170.4       170.4             -           202.8        202.8
Accounts payable and accrued         311.5          60.7       372.2         317.2            68.0        385.2
     liabilities
                                ----------       -------    --------       -------        --------      -------
                                $  3,003.3         951.6     3,954.9       3,409.9           958.9      4,368.8
                                ==========       =======                   =======        ========
NON-CONTROLLING INTERESTS                                    1,206.7                                    1,170.5
SHAREHOLDERS' EQUITY                                           438.8                                      429.5
                                                            --------                                    -------
                                                            $5,600.4                                    5,968.8
                                                            ========                                    =======

10.   PER SHARE AMOUNTS

The following table sets forth the computation of basic and diluted income per share amounts.

                                                                              Three months ended
                                                                                    March 31
                                                                                    --------
                                                                                  2004      2003
                                                                                  ----      ----
Numerator:
  Income from continuing operations                                             $   17.3    60.1
  Discontinued operations                                                           13.4    (0.3)
  Net income                                                                        30.7    59.8
                                                                                ========    ====
Denominator for income per share (in millions):
  Weighted average shares outstanding                                               59.9    59.9
  Impact of dilutive potential shares resulting from share purchase options            -       -
                                                                                --------    ----
Denominator for diluted per share amounts                                           59.9    59.9
                                                                                ========    ====
INCOME PER SHARE
   Basic and diluted
    Continuing operations                                                       $   0.29    1.00
    Discontinuing operations                                                        0.22       -
    Net income                                                                      0.51    1.00

None of the 0.8 million share purchase options outstanding at March 31, 2004 (2003 - 1.4 million) were included in per share computations as they would have had an anti-dilutive effect.

TRIZEC CANADA FIRST QUARTER 2004      15       NOTES TO THE FINANCIAL STATEMENTS

11.   CONTINGENCIES

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at March 31, 2004 cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

12.   SUBSEQUENT EVENTS

In April 2004, Trizec Properties elected to exercise the first of two one-year extensions on approximately $273 million of its variable interest rate commercial mortgage pass-through certificates, thereby extending the maturity date of such commercial pass-through certificates to April 2005. In conjunction with such extension, it entered into an interest rate cap agreement expiring on April 15, 2005 that limits the underlying LIBOR interest rate on the commercial mortgage pass-through certificates to 8.93%.

On August 28, 2003, Trizec Properties sold its interest in a subordinated mortgage collateralized by Sears Tower in Chicago, Illinois to a third party for approximately $9,000. Subsequent to the sale, Trizec Properties continued to serve as property manager and leasing agent for Sears Tower until April 30, 2004. Effective on that date, the third-party owners of Sears Tower sold its interest in Sears Tower and the Corporation was terminated as the property manager and leasing agent for Sears Tower.

TRIZEC CANADA FIRST QUARTER 2004      16       NOTES TO THE FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following Management's Discussion and Analysis ("MD&A"), which has been prepared as of May 11, 2004, should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. ("Trizec Canada" or "the Corporation") and the notes thereto for the three months ended March 31, 2004, as well as the paragraph regarding forward looking statements on page 37 hereof. All dollar amounts are expressed in United States dollars and references to "$" are to United States dollars. References to "C$" are to Canadian dollars. For periods prior to May 8, 2002, references to "the Corporation" or "Trizec Canada" refer to TrizecHahn Corporation ("TrizecHahn"), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002. Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.

Additional information relating to the Corporation for the year ended December 31, 2003, filed with applicable Canadian securities regulators in Canada, may be accessed at www.sedar.com.

OVERVIEW

Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 40% interest in Trizec Properties, Inc. ("Trizec Properties"), a publicly traded U.S. office real estate investment trust, or REIT, one of the largest owners and managers of commercial property in the United States, with 64 U.S. office properties totalling approximately 42.5 million square feet. Its office properties are concentrated in seven U.S. markets - Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.

Trizec Canada's subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC. Trizec Properties' common stock trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties' Form 10-Q for the three months ended March 31, 2004, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on May 10, 2004. The Corporation's financial statement disclosure, where applicable, is consistent with that of Trizec Properties.

PLAN OF ARRANGEMENT

On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the "Arrangement") under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn's U.S. assets together with certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn's shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.

The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. It is expected that Trizec Canada will pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. As a result of completion of the Arrangement, Trizec Canada indirectly owns approximately 40% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and therefore holders of Trizec Canada Shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. As the Trizec Properties Special Stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate the balance sheet, operating results and cash flows of Trizec Properties in its consolidated financial statements.

TRIZEC CANADA FIRST QUARTER 2004      17    MANAGEMENT'S DISCUSSION AND ANALYSIS

Immediately after May 8, 2002, certain former holders of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn Subordinate Voting Shares. The effect of this exchange was recorded on the consolidated balance sheet as non-controlling interests of $1,267.9 million, which was based on the historical cost basis of TrizecHahn's interest in Trizec Properties, with a decrease in retained earnings of $424.4 million and share capital of $843.5 million.

Trizec Canada's results include "non-controlling interests" which represents the share of earnings of Trizec Properties attributable to the shareholders of Trizec Properties, other than Trizec Canada, after the effective date of the Arrangement.

The following presents the financial position of the Corporation as at March 31, 2004 on a basis that isolates the financial position of Trizec Properties, Trizec Canada's principal asset, from the other assets held by Trizec Canada.

                                              TRIZEC      TRIZEC
                                            PROPERTIES    CANADA      TOTAL
                                            ----------    ------      -----
ASSETS
Properties                                  $  4,546.4        -      4,546.4
Cash and cash equivalents                         30.6     56.5         87.1
Restricted cash                                   75.6     10.0         85.6
Investments                                          -    412.4        412.4
Other assets                                     356.7     17.6        374.3
Future income taxes                                  -     94.6         94.6
                                            ----------    -----     --------
                                            $  5,009.3    591.1      5,600.4
                                            ==========    =====     ========

LIABILITIES
Long-term debt                              $  2,691.8        -      2,691.8
Exchangeable debentures                              -    890.9        890.9
Accounts payable and accrued liabilities         311.5     60.7        372.2
                                            ----------    -----     --------
                                            $  3,003.3    951.6      3,954.9
NON-CONTROLLING INTERESTS                                            1,206.7
SHAREHOLDERS' EQUITY                                                   438.8
                                            ----------    -----     --------
                                                                    $5,600.4
                                            ==========    =====     ========

TRIZEC CANADA MONETIZATION STATUS

As contemplated in the Arrangement, the aggregate value of Trizec Canada's net assets should be sufficient to fund the anticipated costs of Trizec Canada for the 66-month period following the completion of the Arrangement.

Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. With the receipt in January 2004 of approximately C$52 million ($39 million) in connection with this transaction, Trizec Canada has substantially completed the sale of its non-U.S. assets as contemplated in the May 2002 Plan of Arrangement.

The Corporation also collected a $17 million receivable from Brandenburg Park in April 2004. Trizec Canada held cash and marketable securities of $149 million at March 31, 2004 before receipt of the $17 million payment in April 2004.

TRIZEC CANADA FIRST QUARTER 2004      18    MANAGEMENT'S DISCUSSION AND ANALYSIS

The following presents the pro forma Net Other Assets position of Trizec Canada at March 31, 2004:

                                                       Adjustment for
                                                       Barrick Shares
                                                       and TrizecHahn
                                                        Exchangeable      Pro Forma Trizec
                                            Total        Debentures            Canada
                                            -----        ----------            ------
ASSETS
Cash and cash equivalent                    $ 56.5              -               56.5
Restricted cash                               10.0              -               10.0
Marketable securities                         82.5              -               82.5
Investments - other                          329.9         (286.2)              43.7
Other assets                                  17.6          (11.1)               6.5
Future income taxes                           94.6              -               94.6
                                            ------         ------            -------
                                            $591.1         (297.3)             293.8
                                            ======         ======            =======

LIABILITIES
Long-term debt                              $    -              -                  -
Exchangeable debentures                      890.9         (890.9)                 -
Accounts payable and accrued liabilities      60.7           (2.0)              58.7
                                            ------         ------            -------
                                            $951.6         (892.9)              58.7
                                            ======         ======            =======
                                                                               235.1
Adjustment to future income taxes
 and to estimated liability                                                   (110.6)
                                            ------         ------            -------
PRO FORMA NET OTHER ASSETS                                                   $ 124.5
                                            ======         ======            =======

The pro forma Trizec Canada Net Other Assets position at March 31, 2004 includes a net asset of $94.6 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of capital losses and timing differences in the above pro forma analysis, for the purpose of the valuation of the Net Other Assets, because of Trizec Canada's Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $16 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of capital losses and timing differences.

The pro forma Net Other Assets position of approximately $124.5 million is available to satisfy Trizec Canada's ongoing funding obligations, which at the time of the Arrangement were estimated to be approximately $92 million. The current favourable position primarily reflects the realized benefit of a strengthened Euro and Canadian currency, with respect to the European asset sales, and the transfer of the Corporation's interest in the CN Tower. With the completion of the CN Tower transaction, Trizec Canada has substantially completed the sale of its non-U.S. assets as contemplated in the May 2002 Plan of Arrangement.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of Trizec Canada's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec

TRIZEC CANADA FIRST QUARTER 2004      19    MANAGEMENT'S DISCUSSION AND ANALYSIS

Canada's significant accounting policies, see Note 2 in the notes to the December 31, 2003 consolidated financial statements. The critical accounting estimates used in the preparation of Trizec Canada's interim consolidated financial statements are described in more detail in the Corporation's annual MD&A for the year ended December 31, 2003.

ACCOUNTING DEFINITIONS

Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties' management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. The Corporation's method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.

OUTLOOK AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

Trizec Canada recorded net income of $30.7 million or net income per share of $0.51 for the three months ended March 31, 2004, compared with a net income of $59.8 million or net income per share of $1.00 for the three months ended March 31, 2003.

TRIZEC CANADA FIRST QUARTER 2004      20    MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table segments Trizec Canada's consolidated financial information and isolates the results of operations of Trizec Properties, Trizec Canada's principal asset, on a Canadian GAAP basis.


                                           Three months ended March 31                        Increase/
                              -----------------------------------------------------        (Decrease) in
                                         2004                        2003                    Net Income
                              --------------------------  -------------------------  -------------------------
(US$ millions, except           Trizec    Trizec            Trizec    Trizec           Trizec    Trizec
per share amounts)            Properties  Canada  Total   Properties  Canada  Total  Properties  Canada  Total
----------------------------  ----------  ------  -----   ----------  ------  -----  ----------  ------  -----
RENTAL INCOME
United States                  $ 124.0        -    124.0     134.6        -   134.6    (10.6)        -   (10.6)
Canada corporate and other           -        -        -         -      0.1     0.1        -      (0.1)   (0.1)
Europe retail/entertainment          -        -        -         -      3.5     3.5        -      (3.5)   (3.5)
                              --------    -----   ------  --------    -----   -----  -------     -----   -----

TOTAL RENTAL INCOME              124.0        -    124.0     134.6      3.6   138.2    (10.6)     (3.6)  (14.2)
General and administrative
  expense                         (4.3)    (1.9)    (6.2)    (10.2)    (1.6)  (11.8)     5.9      (0.3)    5.6
Interest expense, net            (43.9)     1.3    (42.6)    (45.6)    (1.3)  (46.9)     1.7       2.6     4.3
                              --------    -----   ------  --------    -----   -----  -------     -----   -----

REAL ESTATE OPERATING
INCOME (LOSS) BEFORE THE
FOLLOWING ITEMS                   75.8     (0.6)    75.2      78.8      0.7    79.5     (3.0)     (1.3)   (4.3)
Depreciation expense             (45.2)       -    (45.2)    (44.8)    (0.4)  (45.2)    (0.4)      0.4       -
Exchangeable debentures
interest expense, net                -     (4.8)    (4.8)        -     (4.8)   (4.8)       -         -       -
Gain on sale of properties,
net                               20.3        -     20.3      20.7     47.7    68.4     (0.4)    (47.7)  (48.1)
Gain on lawsuit settlement         0.1        -      0.1         -        -       -      0.1         -     0.1
Recovery on insurance claims       0.2        -      0.2       5.3        -     5.3     (5.1)        -    (5.1)
Foreign exchange gains             3.3     10.4     13.7         -      3.1     3.1      3.3       7.3    10.6
Gain on early retirement of
debt, net                          0.3        -      0.3       2.5        -     2.5     (2.2)        -    (2.2)
Derivative loss                   (2.1)       -     (2.1)        -        -       -     (2.1)        -    (2.1)
                              --------    -----   ------  --------    -----   -----  -------     -----   -----

INCOME BEFORE TAXES,
NON-CONTROLLING INTERESTS
AND DISCONTINUED OPERATIONS       52.7      5.0     57.7      62.5     46.3   108.8     (9.8)    (41.3)  (51.1)
Income and other corporate
taxes
  -  current                      (7.0)    (0.6)    (7.6)     (1.7)    (1.4)   (3.1)    (5.3)      0.8    (4.5)
  -  future                          -        -        -         -     (9.4)   (9.4)       -       9.4     9.4
Non-controlling interests        (32.8)       -    (32.8)    (36.2)       -   (36.2)     3.4         -     3.4
                              --------    -----   ------  --------    -----   -----  -------     -----   -----

INCOME FROM CONTINUING
OPERATIONS                        12.9      4.4     17.3      24.6     35.5    60.1    (11.7)    (31.1)  (42.8)
Discontinued operations           14.2     (0.8)    13.4      (0.3)       -    (0.3)    14.5      (0.8)   13.7
                              --------    -----   ------  --------    -----   -----  -------     -----   -----
NET INCOME                     $  27.1      3.6     30.7      24.3     35.5    59.8      2.8     (31.9)  (29.1)
                              ========    =====   ======  ========    =====   =====  =======     =====   =====

INCOME PER TRIZEC CANADA
SHARE
Basic and diluted
   Continuing operations                          $ 0.29                       1.00                      (0.71)
                              --------    -----   ------  --------    -----   -----  -------     -----   -----
   Discontinuing operations                       $ 0.22                          -                       0.22
                              --------    -----   ------  --------    -----   -----  -------     -----   -----
   Net income (loss)                              $ 0.51                       1.00                      (0.49)
                              --------    -----   ------  --------    -----   -----  -------     -----   -----

TRIZEC CANADA FIRST QUARTER 2004      21    MANAGEMENT'S DISCUSSION AND ANALYSIS

DIFFERENCES FROM CANADIAN ACCOUNTING PRINCIPLES

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP").

U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

TRIZEC PROPERTIES, INC.                                                     Property
BALANCE SHEET                                       Proportionate  Leasing    Book    Derivative
AS AT MARCH 31, 2004                     U.S. GAAP  Consolidation   Costs    Value    Instruments  Other  CDN GAAP
-----------------------------------      ---------  -------------  -------  --------  -----------  -----  --------
ASSETS
Real estate, net                          $4,075.7       408.0       117.9   (55.2)          -        -   4,546.4
Cash and cash equivalents                     30.6           -           -       -           -        -      30.6
Restricted cash                               45.9        29.7           -       -           -        -      75.6
Investment in unconsolidated real
   estate joint ventures                     253.2      (253.2)          -       -           -        -         -
Other assets                                 413.9        51.7      (117.9)      -         7.0      2.0     356.7
                                         ---------  ----------     -------  ------    --------     ----   -------
                                          $4,819.3       236.2           -   (55.2)        7.0      2.0   5,009.3
                                         =========  ==========     =======  ======    ========     ====   =======

LIABILITIES
Mortgage debt and other loans             $2,479.8       212.0           -       -           -        -   2,691.8
Accounts payable and accrued
   liabilities                               314.2        24.2           -       -       (21.7)    (5.2)    311.5
                                         ---------  ----------     -------  ------    --------     ----   -------
                                           2,794.0       236.2           -       -       (21.7)    (5.2)  3,003.3
Minority interest                              6.3           -           -       -           -     (4.2)      2.1
Redeemable preferred stock                     0.2           -           -       -           -     (0.2)        -
                                         ---------  ----------     -------  ------    --------     ----   -------
                                           2,800.5       236.2           -       -       (21.7)    (9.6)  3,005.4
                                         ---------  ----------     -------  ------    --------     ----   -------

SHAREHOLDERS' EQUITY
Shareholders' capital/retained earnings    2,048.8           -           -   (55.2)       (0.1)    10.4   2,003.9
Unearned compensation                         (1.2)          -           -       -           -      1.2         -
Accumulated other comprehensive loss         (28.8)          -           -       -        28.8        -         -
                                         ---------  ----------     -------  ------    --------     ----   -------
                                           2,018.8           -           -   (55.2)       28.7     11.6   2,003.9
                                         ---------  ----------     -------  ------    --------     ----   -------
                                          $4,819.3       236.2           -   (55.2)        7.0      2.0   5,009.3
                                         ---------  ----------     -------  ------    --------     ----   -------

TRIZEC CANADA FIRST QUARTER 2004      22    MANAGEMENT'S DISCUSSION AND ANALYSIS

TRIZEC PROPERTIES, INC.                                                                 Property
STATEMENT OF INCOME                                        Proportionate  Discontinued    Book
FOR THE THREE MONTHS ENDED MARCH 31, 2004       U.S. GAAP  Consolidation   Operations     Value   Other  CDN GAAP
-----------------------------------------       ---------  -------------  ------------  --------  -----  --------
REVENUES
  Property revenue                               $200.4        24.0             -            -        -    224.4
                                                -------    --------       -------       ------    -----  -------

EXPENSES
  Property operating expenses                     (90.3)      (10.1)            -            -        -   (100.4)
  General and administrative expense               (4.1)          -             -            -     (0.2)    (4.3)
  Interest income                                   1.0           -             -            -     (1.0)       -
  Interest expense                                (40.9)       (4.0)            -            -      1.0    (43.9)
  Depreciation expense                            (42.1)       (3.6)            -          0.5        -    (45.2)
  Stock option grant expense                       (0.2)          -             -            -      0.2        -
                                                -------    --------       -------       ------    -----  -------
                                                 (176.6)      (17.7)            -          0.5        -   (193.8)
                                                -------    --------       -------       ------    -----  -------

INCOME BEFORE THE FOLLOWING ITEMS                  23.8         6.3             -          0.5        -     30.6
  Minority interest                                (1.1)          -             -            -      1.1        -
  Income from unconsolidated real estate joint
   ventures, including provision for loss on
   investment                                       6.2        (6.2)            -            -        -        -
  Gain on sale of properties, net                     -           -             -            -     20.3     20.3
  Gain on lawsuit settlement                        0.1           -             -            -        -      0.1
  Recovery on insurance claims                      0.2           -             -            -        -      0.2
  Foreign exchange gains                            3.3           -             -            -        -      3.3
  Gain on early retirement of debt, net             0.3           -             -            -        -      0.3
  Derivative loss                                  (2.0)       (0.1)            -            -        -     (2.1)
  Income and other corporate taxes                 (1.5)          -             -            -     (5.5)    (7.0)
                                                -------    --------       -------       ------    -----  -------

INCOME FROM CONTINUING OPERATIONS                  29.3           -             -          0.5     15.9     45.7
  Discontinued operations                          40.5           -          (3.9)           -     (0.6)    36.0
  Gain on sale of properties, net                  14.8           -             -            -    (14.8)       -
                                                -------    --------       -------       ------    -----  -------
NET INCOME                                       $ 84.6           -          (3.9)         0.5      0.5     81.7
                                                =======    ========       =======       ======    =====  =======

PROPORTIONATE CONSOLIDATION

Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation's ownership interest.

LEASING COSTS

Under Canadian GAAP, leasing costs are classified as part of Real estate, net whereas under U.S. GAAP they are classified as deferred charges and included in other assets.

PROPERTY BOOK VALUE

Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3465 "Income Taxes".

TRIZEC CANADA FIRST QUARTER 2004      23    MANAGEMENT'S DISCUSSION AND ANALYSIS

DERIVATIVE INSTRUMENTS

Under U.S. GAAP, Trizec Properties follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation's consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.

RENTAL INCOME

TRIZEC PROPERTIES

At March 31, 2004, Trizec Properties had total assets of approximately $4.8 billion and owned interests in 64 U.S. office properties containing approximately 42.5 million square feet, with its pro rata ownership interest totaling approximately 39.6 million square feet. Trizec Properties' office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York and Washington, D.C.

The macroeconomic conditions that negatively affected employment levels for office workers, which, in turn, affected the demand for office space, have not significantly changed since the end of 2003. This decline in the demand for office space makes it unlikely that occupancy rates will increase during the remainder of the year and, additionally, may put downward pressure on market rents. Trizec Properties' focus for the remainder of the year will be to renew or re-lease expiring space. The table below reflects the occupancy rates at March 31, 2004 compared to December 31, 2003 and shows the percentage of the square feet, based on Trizec Properties' pro rata economic ownership interest in joint ventures, that will expire during the remainder of the year for Trizec Properties' total U.S. office portfolio.

TRIZEC CANADA FIRST QUARTER 2004      24    MANAGEMENT'S DISCUSSION AND ANALYSIS

OCCUPANCY RATES
                                                            PERCENTAGE OF SPACE
                                                              EXPIRING IN THE
                     MARCH 31, 2004    DECEMBER 31, 2003     REMAINDER OF 2004
                     --------------    -----------------     -----------------
Core Markets
  Atlanta                 85.6%              85.8%                  8.0%
  Chicago                 96.1%              95.1%                  8.5%
  Dallas                  80.5%              80.7%                  3.7%
  Houston                 82.3%              84.9%                 12.0%
  Los Angeles             82.4%              84.8%                  6.5%
  New York                96.5%              97.3%                 10.5%
  Washington, D.C.        90.6%              87.1%                  6.5%
                     ---------         ----------            ----------
                          87.6%              88.0%                  8.3%
                     ---------         ----------            ----------
Secondary Markets
  Charlotte               93.7%              98.2%                  1.1%
  Pittsburgh              78.7%              79.1%                  7.6%
  St. Louis               83.8%              85.0%                  5.4%
  Other                   72.3%              74.2%                  6.6%
                     ---------         ----------            ----------
                          79.1%              81.0%                  5.6%
                     ---------         ----------            ----------
Total                     85.9%              86.6%                  7.7%
                     =========         ==========           ===========

For Trizec Properties' total portfolio of 64 U.S. office properties for the three months ended March 31, 2004, it leased approximately 2.0 million square feet (1.9 million square feet based on its pro rata economic ownership interest in joint ventures). Average occupancy decreased to 86.2% compared to 87.8% for the three months ended March 31, 2003, based on Trizec Properties' pro rata economic ownership interest in joint ventures. Trizec Properties experienced a $1.36 per square foot decrease ($1.32 per square foot decrease based on a pro rata economic ownership interest in joint ventures) in gross rental rates on new and renewal leasing, reflecting the impact of space rolling over at properties.

In an environment of stagnant economic conditions, it is normal to experience increased rental delinquencies and tenant failures. Trizec Properties' monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help identify significant credit risks. At the end of March 2004, Trizec Properties was closely monitoring tenants with leases representing approximately 2.6% of the leaseable area of its U.S. office portfolio and approximately 2.4% of its annual gross rent for the U.S. office portfolio.

TRIZEC CANADA FIRST QUARTER 2004      25    MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below presents selected operating information for the total U.S. office and retail/ entertainment portfolio for the three months ended March 31, 2004 and 2003.

                        Three months ended
                              March 31         Increase/
                       -------------------   (Decrease) in
                         2004       2003     Rental Income
                         ----       ----     -------------
OFFICE
 Rental revenue        $  224.4     239.0        (14.6)
 Operating expenses      (100.4)   (104.2)         3.8
                       --------    ------        -----
RENTAL INCOME             124.0     134.8        (10.8)
                       --------    ------        -----

RETAIL/ENTERTAINMENT
 Rental revenue             -         0.4         (0.4)
 Operating expenses         -        (0.6)         0.6
                       --------    ------        -----
RENTAL INCOME               -        (0.2)         0.2
                       --------    ------        -----

TOTAL
 Rental revenue           224.4     239.4        (15.0)
 Operating expenses      (100.4)   (104.8)         4.4
                       --------    ------        -----
RENTAL INCOME          $  124.0     134.6        (10.6)
                       --------    ------        -----

Office property revenues decreased by approximately $14.6 million for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. Office property revenues decreased by approximately $5.5 million primarily due to a decrease in average occupancy, a decrease in average rental rates and an increase in rent abatements for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Office property revenues decreased by approximately $1.7 million due to the sale of 151 Front Street in Toronto, Ontario in the first quarter of 2004. In addition, office property revenues decreased by approximately $4.5 million due to a decrease in termination fee income. This decrease was partially offset by an increase of approximately $1.2 million in management fee income for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. In addition, office property dispositions during 2003 decreased rental revenue by approximately $7.9 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

Lease termination fees are an element of ongoing real estate ownership. Included in the office property revenue analysis above, for the three months ended March 31, 2004, Trizec Properties recorded approximately $1.5 million of termination fees for the office portfolio compared to approximately $6.0 million for the three months ended March 31, 2003.

Retail property revenues decreased by approximately $0.4 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 due to the sale of Paseo Colorado in Pasadena, California in the first quarter of 2003.

Property Operating Expenses

Office property operating expenses decreased by approximately $3.8 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Office property operating expenses decreased by approximately $2.1 million due to a decrease in insurance expense for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. The sale of 151 Front Street in Toronto, Ontario in the first quarter of 2004 resulted in a decrease of office property operating expenses of approximately $0.9 million. In addition, there was a decrease in property tax expense of approximately $1.4 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 primarily due to a property tax settlement for a property located in Dallas, Texas. These decreases were partially offset by an increase of approximately $1.0 million due to an increase in utilities expense, approximately $1.0 million due to an increase in bad debt expense, and approximately $1.7 million due to an increase in other recoverable and non-

TRIZEC CANADA FIRST QUARTER 2004      26    MANAGEMENT'S DISCUSSION AND ANALYSIS
recoverable expenses for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. In addition, office property dispositions during 2003 decreased property operating expenses by approximately $3.1 million in the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

Excluding the impact of lease termination fees on revenues, Trizec Properties' office portfolio gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to 55.0% for the three months ended March 31, 2004 from 55.3% for the three months ended March 31, 2003, reflecting lower average occupancy and average rental rates.

Retail property operating expenses decreased by approximately $0.6 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 due to the sale of Paseo Colorado in Pasadena, California during the first quarter of 2003.

TRIZEC CANADA

Consistent with its plan, Trizec Canada has monetized its non-U.S. real estate assets. On a year-over-year basis, rental income decreased a total of $3.6 million. The change was due to a decrease in Europe of $3.5 million and $0.1 million in Canada, as a result of 2003 dispositions.

Effective December 31, 2003, the Corporation's interest in the CN Tower was transferred back to its landlord, Canada Lands Company CLC Limited.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

Total general and administrative expense decreased by approximately $5.6 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

Trizec Properties' general and administrative expense decreased by approximately $6.2 million for the three months ended March 31, 2004 compared to the three months ended March 31, 12003. The decrease is due primarily to separation costs incurred and professional fees paid in connection with the corporate reorganization during the three months ended March 31, 2003. In addition, there was a decrease in bonus accruals during the three months ended March 31, 2004 as compared to the three months ended March 31, 2003.

Stock option grant expense, which is included in general and administrative expense, remained relatively unchanged for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Stock option grant expense is comprised of the amortization of the intrinsic value, at the date of grant, of stock options granted upon the completion of the corporate reorganization and stock option expense related to the adoption of CICA Handbook Section 3870 for stock options issued in 2003. For stock options granted in 2003, this non-cash cost incurred relates to the fair value of the stock options at the date of grant.

TRIZEC CANADA FIRST QUARTER 2004      27    MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST EXPENSE, NET

The following analysis highlights the factors that contributed to the $4.3 million decrease in interest expense on a quarter-over-quarter basis.

Analysis of Decrease in Interest Expense, Net    Total
                                                 -----
Dispositions                                    $  1.7
Operating lines                                   (2.4)
Increase interest income on cash balances          0.6
Lower average debt balances and other              4.4
                                                ------
TOTAL DECREASE IN INTEREST EXPENSE, NET         $  4.3
                                                ======

DEPRECIATION EXPENSE

Trizec Properties' depreciation expense increased by approximately $0.4 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. An increase in tenant improvements and other capital expenditures resulted in an increase in depreciation expense of approximately $2.2 million during the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. This increase was partially offset by less accelerated depreciation of tenant improvements resulting from the early termination of leases during the three months ended March 31, 2004 as compared to the three months ended March 31, 2003.

GAIN ON SALE OF PROPERTIES, NET

                                           Three months ended March 31
                                           ---------------------------
                                                  2004       2003
                                                  ----       ----
Office properties                                $ 20.3       7.1
Retail/entertainment                                  -      13.6
European retail/entertainment properties              -      47.7
                                                 ------      ----
                                                 $ 20.3      68.4
                                                 ======      ====

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario and recorded a net gain of $20.3 million.

In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit's operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing (euro)24 million ($29.5 million) vendor take back note. A price discount of (euro)4 million ($4.9 million) may be applied to the note depending upon the profitability of the development assets at the end of the four year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003.

TRIZEC CANADA FIRST QUARTER 2004      28    MANAGEMENT'S DISCUSSION AND ANALYSIS

During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia resulting in a net gain on sale of U.S office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

RECOVERY ON INSURANCE CLAIMS

During the three months ended March 31, 2004, Trizec Properties received approximately $0.2 million in insurance proceeds related to window replacements at 550 West Washington in Chicago that were damaged in 2003.

During the three months ended March 31, 2003, Trizec Properties received approximately $5.3 million in insurance proceeds related to a chiller it replaced at One New York Plaza in New York that was damaged in 2002.

FOREIGN EXCHANGE GAINS

                                                                           Three months ended March 31
                                                                           ---------------------------
                                                                                  2004        2003
                                                                                  ----        ----
Foreign exchange translation gains on monetary assets and liabilities            $ 4.3          -
denominated in Canadian dollar and European currency
Recognition of historical foreign currency adjustment resulting from
reductions of net investments in Canada and Europe                                 9.4        3.1
                                                                                 -----        ---
                                                                                 $13.7        3.1
                                                                                 =====        ===

During the quarter the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in equity as these operations are no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

GAIN (LOSS) ON EARLY RETIREMENT OF DEBT, NET

During the three months ended March 31, 2004, Trizec Properties recorded an aggregate gain on early debt retirement of approximately $0.3 million. Trizec Properties recorded a gain on early debt retirement of approximately $0.9 million related to the sale of the Hollywood & Highland Hotel comprised primarily of the forgiveness of debt of approximately $1.2 million, partially offset by the write-off of unamortized deferred financing costs. This gain on early debt retirement is partially offset by the write-off of unamortized deferred financing costs as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties, as well as the write-off of unamortized deferred financing costs due to the refinancing of a $120.0 million mortgage loan.

During the first quarter of 2003, the Corporation recorded a net gain on early retirement of debt in the amount of $2.5 million. The net gain results from forgiveness of debt in the amount of $2.8 million in connection with the sale of Trizec Properties' interest in the New Center One joint venture and the cash cost of early debt retirement in the amount of $0.3 million in connection with the sale of Rosslyn Gateway.

TRIZEC CANADA FIRST QUARTER 2004      29    MANAGEMENT'S DISCUSSION AND ANALYSIS

INCOME AND OTHER CORPORATE TAXES

The following summarizes the key components of the provision for income and other corporate taxes.

                                                  Three months ended March 31
                                                  ---------------------------
                                                        2004        2003
                                                        ----        ----
Expense
Income taxes
 Current
    -  withholding taxes on REIT distributions         $ (0.6)      (0.8)
    -  sales                                             (5.5)         -
 Future
    -  operations and sales                                 -       (9.4)
Franchise, capital and alternative minimum tax           (1.5)      (2.3)
                                                       ------       ----
                                                       $ (7.6)     (12.5)
                                                       ------       ----

Actual cash taxes paid relate primarily to withholding taxes on REIT distributions and franchise and capital taxes in the United States related to ongoing real estate operations. As Trizec Properties is indirectly owned by a wholly-owned Hungarian company, the effective withholding tax rate on REIT distributions pursuant to current treaty arrangements is approximately 10%. Withholding taxes on distributions made to date have been provided for at this rate. Trizec Canada anticipates changes in the U.S.-Hungary income tax treaty that are expected to result in an increase in the effective tax rate from approximately 10% to approximately 30%. The U.S. withholding tax rate on distributions made by a U.S. REIT to a Canadian parent company is 30%. At that time, adjustments will be made to the carrying values of future income tax assets and liabilities.

DISCONTINUED OPERATIONS

During the first quarter of 2004, the Hollywood & Highland Hotel and Hollywood & Highland Retail in Los Angeles, California (together the "Hollywood & Highland Complex") were designated by Trizec Properties as held for disposition and were sold during the quarter. As a result of this designation, the results of operations of the Hollywood & Highland Complex for the three months ended March 31, 2004 and 2003 have been reclassified as discontinued operations in accordance with the provisions of the CICA Handbook Section 3475, "Disposal of long-lived assets and discontinued operations".

Discontinued operations for the three months ended March 31, 2003 also include the results of operations for Minnesota Center, 9800 La Cienega, Park Central II and Desert Passage, which were sold during 2003.

SUBSEQUENT EVENTS

In April 2004, Trizec Properties elected to exercise the first of two one-year extensions on approximately $272.7 million of its variable interest rate commercial mortgage pass-through certificates, thereby extending the maturity date of such commercial pass-through certificates to April 2005. In conjunction with such extension, Trizec Properties entered into an interest rate cap agreement expiring on April 15, 2005 that limits the underlying LIBOR interest rate on the commercial mortgage pass-through certificates to 8.93%.

On August 28, 2003, Trizec Properties sold its interest in a subordinated mortgage collateralized by Sears Tower in Chicago, Illinois to a third party for approximately $9.0 million. Subsequent to the sale, Trizec Properties continued to serve as property manager and leasing agent for Sears Tower until April 30, 2004. Effective on that date, the third party owner of Sears Tower sold its interest in Sears Tower and Trizec Properties was terminated as the property manager and leasing agent for Sears Tower.

TRIZEC CANADA FIRST QUARTER 2004      30    MANAGEMENT'S DISCUSSION AND ANALYSIS

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

TENANT INSTALLATION COSTS

Trizec Properties' office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. As noted, overall U.S. office market conditions for the three months ended March 31, 2004 continue to reflect an increase in vacancies over the same period in the prior year. This increase, combined with sublet space inventory in Trizec Properties' major markets, has increased the downward pressure on rental rates and the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio that Trizec Properties owned at March 31, 2004 and for the total office portfolio Trizec Properties owned at March 31, 2003, including its share of such costs incurred by non-consolidated joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents leasing activity based on Trizec Properties' pro rata economic ownership interest in joint ventures.

                                     Three months ended March 31
                                     ---------------------------
(square feet amounts in thousands)          2004        2003
----------------------------------          ----        ----
SQUARE FEET LEASED
    - new leasing                            767         422
    - renewal leasing                      1,160         720
TOTAL SQUARE FEET LEASED                   1,927       1,142
TENANT INSTALLATION COSTS                $  35.4        12.2

CAPITAL EXPENDITURES

To maintain the quality of Trizec Properties' properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the three months ended March 31, 2004 and 2003, capital expenditures for the total office portfolio, including Trizec Properties' share of such expenditures incurred by non-consolidated joint ventures, was approximately $2.0 million and $2.6 million, respectively. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, any major mechanical attribute or system replacement, and any redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of its office acquisitions, Trizec Properties have routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration at the time of acquisition when negotiating its purchase price.

TRIZEC CANADA FIRST QUARTER 2004      31    MANAGEMENT'S DISCUSSION AND ANALYSIS

RECONCILIATION TO COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

The above information includes tenant installation costs granted, including leasing costs, and capital expenditures for the total portfolio, including Trizec Properties' share of such costs granted by non-consolidated joint ventures, for leases that commenced during the periods presented. The amounts included in the consolidated statements of cash flows represent the actual cash spent during the periods, excluding the Corporation's share of such costs and expenditures incurred by non-consolidated joint ventures. The reconciliation between the above amounts and the amounts in the consolidated statements of cash flows is as follows:

                                                                                Three months ended March 31
                                                                                ---------------------------
                                                                                      2004          2003
                                                                                      ----          ----
Tenant installation costs, including leasing costs for the owned office
   portfolio                                                                         $ (35.4)      (12.2)
Tenant installation costs, including leasing costs for properties disposed
   of during the period                                                                    -        (1.1)
Capital expenditures                                                                    (2.0)       (2.6)
Timing differences                                                                       8.7       (15.2)
Retail activity                                                                         (0.2)       (3.3)
                                                                                     -------       -----
TOTAL OF TENANT IMPROVEMENTS AND CAPITAL EXPENDITURES AND TENANT LEASING
  COSTS PER CONSOLIDATED STATEMENTS OF CASH FLOWS                                    $ (28.9)      (34.4)
                                                                                     =======       =====

PROPERTY INVESTMENT ANALYSIS

As reflected in the Consolidated Statements of Cash Flows, the following property investment activities occurred during the three months ended March 31, 2004.

                                               Office   Retail  Total
                                               ------   ------  -----
Dispositions                                  $  58.3    198.7  257.0
Tenant installation and capital expenditures    (28.9)       -  (28.9)
                                              -------   ------  -----
Net property investment activities            $  29.4    198.7  228.1
                                              =======   ======  =====

DISPOSITIONS

During the three months ended March 31, 2004, Trizec Properties sold one office property (151 Front Street, Toronto) and two retail properties (Hollywood & Highland Retail and Hotel, Los Angeles), generating net proceeds of approximately $257.0 million, or approximately $18.6 million after debt repayment. During the three months ended March 31, 2003, Trizec Properties sold two office properties and a retail property generating aggregate proceeds of approximately $157.6 million, or $74.1 million after debt repayment.

In the first quarter of 2003, Trizec Canada completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions. The first transaction involved the sale of TriGranit's operating properties, for net proceeds of $109.3 million, after assumption of property level debt. After deducting cash balances of $28.4 million at the joint venture level, the sale generated net cash proceeds of $80.9 million. The second transaction, involved the development assets of the TriGranit joint venture. The purchase consideration for this transaction was a four-year interest bearing $25.5 million vendor take back note.

LIQUIDITY AND CAPITAL STRUCTURE

At March 31, 2004, the Corporation had $87.1 million in cash and cash equivalents on a consolidated basis. Of this amount, on a segmented basis, $30.6 million was recorded at the Trizec Properties level and $56.5 million at the Trizec Canada level. In addition, the Corporation had $85.6 million of restricted cash at property and

TRIZEC CANADA FIRST QUARTER 2004      32    MANAGEMENT'S DISCUSSION AND ANALYSIS
joint venture levels and cash held for other purposes (Trizec Properties - $75.6 million; Trizec Canada - $10.0 million).

Trizec Properties conducts its operations through various subsidiaries which are party to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and possible distributions in respect of capital stock.

TRIZEC CANADA

As at March 31, 2004, Trizec Canada has a $10 million revolving credit facility secured by six million shares of Trizec Properties Common Stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility as at March 31, 2004.

As contemplated in the Arrangement, the aggregate value of Trizec Canada's net assets should be sufficient to fund the anticipated costs of Trizec Canada for the 66-month period following the completion of the Arrangement.

TRIZEC PROPERTIES

At March 31, 2004, the amount eligible to be borrowed under Trizec Properties' revolving credit facility was approximately $124.3 million, of which approximately $34.0 million was drawn and outstanding.

CONTRACTUAL OBLIGATIONS

In conjunction with the sale of the Hollywood & Highland Complex and 151 Front Street in Toronto, Ontario in the first quarter of 2004, the Corporation is no longer liable for future mortgage obligations and other loans of approximately $269.8 million, capital lease obligations of approximately $10.9 million, ground lease obligations of approximately $26.3 million, operating lease obligations of approximately $24.0 million and purchase obligations of approximately $15.2 million, all of which were previously disclosed in the contractual obligations table in the Corporation's Annual MD&A for the year ended December 31, 2003.

FINANCING ACTIVITY

During the three months ended March 31, 2004, Trizec Properties used approximately $378.5 million in its financing activities, due primarily to approximately $281.5 million of principal repayments on mortgage debt and approximately $232.7 million of mortgage debt and other loans repaid upon property dispositions. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts. Trizec Properties also paid approximately $18.5 million in dividends to its stockholders other than Trizec Canada. These uses were partially offset by net proceeds from mortgage debt refinancings, net draws on its line of credit and proceeds from the issuance of common stock.

During the three months ended March 31, 2003, Trizec Properties used approximately $155.0 million in its financing activities, which primarily consisted of an approximate $65.0 million net pay-down of its revolving credit facility and repayment of approximately $95.8 million of mortgage debt and other loans that were repaid on property dispositions. This was only partially offset by an increase in property financing of approximately $7.0 million, net of principal repayments.

During the quarter ended March 31, 2003 Trizec Canada repaid approximately $59.3 million of its outstanding bridge loan facility.

REFINANCING AND EARLY DEBT RETIREMENT

In January 2004, Trizec Properties refinanced the $120.0 million mortgage loan on Ernst & Young Plaza in Los Angeles, California, which bore a variable interest rate of LIBOR plus 2.75% and was scheduled to mature in

TRIZEC CANADA FIRST QUARTER 2004      33    MANAGEMENT'S DISCUSSION AND ANALYSIS

June 2004, with a $120.0 million mortgage loan bearing a fixed interest rate of 5.07% and scheduled to mature in February 2014. In December 2003, Trizec Properties entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loan. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loan, Trizec Properties paid approximately $3.8 million in settlement of the forward rate swap agreements, which has been recorded in other assets. The approximately $3.8 million paid on settlement will be amortized to interest expense over the life of the mortgage loan. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.3 million, comprised primarily of the write-off of unamortized deferred financing costs.

In February 2004, Trizec Properties paid off and retired the mortgage loan on Galleria Towers in Dallas, Texas. The mortgage loan had a principal balance of approximately $133.5 million, bore interest at 6.79% and was scheduled to mature in May 2004. In conjunction with the pay off and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.04 million comprised primarily of the write-off of unamortized deferred financing costs.

In conjunction with the sale of real estate during the three months ended March 31, 2004, Trizec Properties paid off approximately $232.7 million of mortgage debt, resulting in a gain on early debt retirement of approximately $0.6 million comprised primarily of the forgiveness of debt, partially offset by the write-off of unamortized deferred financing costs.

HEDGING ACTIVITIES

At March 31, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. In addition, at March 31, 2004 and December 31, 2003, it had outstanding interest rate swap contracts in the notional amount of $500.0 million, bearing a weighted average interest rate of 2.61% plus various spreads and maturing between July 1, 2005 and January 1, 2006. At March 31, 2004 and December 31, 2003, such interest rate swap agreements had fixed the interest rate on $586.9 million and $650.0 million of variable rate debt, respectively. Due to the pay off and retirement of certain amounts of variable rate debt during the three months ended March 31, 2004, Trizec Properties had interest rate swap contracts outstanding exceeding its unhedged variable rate debt in the notional amount of $63.1 million at March 31, 2004. For the three months ended March 31, 2004, Trizec Properties recorded a derivative loss of approximately $2.1 million which represented the total ineffectiveness of certain interest rate swap agreements that were used to hedge variable rate debt that has been paid off and retired. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. The aggregate cost to unwind these interest rate swap contracts was approximately $24.8 million and $20.3 million at March 31, 2004 and December 31, 2003, respectively.

Trizec Properties has entered into interest rate cap contracts expiring in June 2004 on $120.0 million of variable rate debt, which limit the underlying LIBOR interest rate to 6.5%. At March 31, 2004, the fair value of these interest rate cap contracts was nominal. In addition, Trizec Properties has entered into an interest rate cap contract expiring in April 2004 on approximately $584.7 million of variable rate debt, which limits the underlying LIBOR rate to 11.01%. At March 31, 2004, the fair value of this interest rate cap contract was nominal.

Some of Trizec Properties' collateralized loans are cross-collateralized or subject to cross-default or cross-acceleration provisions with other loans.

TRIZEC CANADA FIRST QUARTER 2004      34    MANAGEMENT'S DISCUSSION AND ANALYSIS

DIVIDEND DISTRIBUTIONS

During the first quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2004.

In 2004 and thereafter, Trizec Properties intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly distributions. Until November 2007, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock as contemplated in the Plan of Arrangement.

OUTSTANDING SHARES

The following numbers of Trizec Canada shares and share purchase options were outstanding at December 31, 2003 and May 11, 2004.

                                                  Issued and Outstanding at
                                                  -------------------------
                                                  December 31     May 11
                                                     2003          2004
                                                     ----          ----
Subordinate Voting Shares                          52,400,097   52,400,097
Multiple Voting Shares                              7,522,283    7,522,283
                                                  -----------   ----------
                                                   59,922,380   59,922,380
                                                  -----------   ----------
Options to purchase Subordinate Voting Shares         937,303      784,042
                                                  -----------   ----------

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

VARIABLE INTEREST ENTITIES

The CICA has issued Accounting Guideline Number 15 ("AcG-15") on the consolidation of variable interest entities ("VIEs"). VIEs include entities where the equity invested is considered insufficient in relation to the expected variability in the operating results and fair value of the entity. Under this new guideline, Trizec Canada must consolidate these VIEs if the investments it holds in these entities and/or the relationships it has with them result in it being exposed to a majority of their expected loss, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. Due to a deferral of the application date by the CICA, Trizec Canada will apply the new guideline to existing VIEs beginning on November 1, 2004 (rather than on January 1, 2004, as previously expected). The Corporation is currently evaluating the impact of adopting of AcG-15 and has not yet determined the effect of adoption on its results of operations and financial condition.

TRIZEC CANADA FIRST QUARTER 2004      35    MANAGEMENT'S DISCUSSION AND ANALYSIS

                         This Page intentionally blank

TRIZEC CANADA FIRST QUARTER 2004      36                   CORPORATE INFORMATION

CORPORATE INFORMATION

COMPANY OVERVIEW

Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its approximately 40% interest in Trizec Properties, Inc., a publicly-traded U.S. Real Estate Investment Trust. Trizec Properties manages a portfolio of high-quality office properties totally 42.5 million square feet concentrated in seven core markets in the United States. Trizec Canada is listed on the Toronto Stock Exchange under the symbol "TZC" and Trizec Properties is listed on the New York Stock Exchange under the symbol "TRZ". Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same quarterly dividend per share as Trizec Properties. A share of Trizec Canada is intended to be economically equivalent to a share of Trizec Properties common stock.

Stock Exchange Listing
Toronto

Trading Symbol
TZC

Shares (millions)
Outstanding at March 31, 2004

  Subordinate Voting                             52.4
  Multiple Voting                                 7.5
                                                 ----
Total                                            59.9
                                                 ====

Trizec Properties Common Stock indirectly owned: 59.9

Dividend

A quarterly dividend of US$0.20 per common share was paid on April 22, 2004 to shareholders of record at the close of business on April 7, 2004.

Transfer Agent

Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Answerline(TM): (416) 643-5500
Toll free throughout North America: (800) 387-0825
E-mail: inquiries@cibcmellon.com

Investor Relations

Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile: (416) 364-5491
E-mail: investor@trizeccanada.com
Web site: www.trizeccanada.com

Contact:
Robert B. Wickham
Senior Vice President and Chief Financial Officer

Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings' button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.

Trizec Properties, Inc.
Telephone: (312) 798-6000
Toll free within Canada and the United States:
(800) 891-7017
E-mail: investor.relations@trz.com
Web site: www.trz.com

Contact:
Dennis C. Fabro
Senior Vice President, Investor Relations

Forward-Looking Statements

This Interim Report contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance, and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in Trizec Canada's Annual Information Form dated May 30, 2003.

TRIZEC CANADA FIRST QUARTER 2004      37                   CORPORATE INFORMATION

                              [TRIZEC CANADA LOGO]

                              www.trizeccanada.com

TRIZEC CANADA INC.

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS

I, Peter Munk, Chairman, President and Chief Executive Officer, certify that:

      (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Trizec Canada Inc. for the interim period ending March 31, 2004;

      (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

            /s/ Peter Munk
            -----------------------------------------------
            Peter Munk
            Chairman, President and Chief Executive Officer
            Trizec Canada Inc.

TRIZEC CANADA INC.

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS

I, Robert B. Wickham, Senior Vice President, Chief Financial Officer and Corporate Secretary, certify that:

      (4) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Trizec Canada Inc. for the interim period ending March 31, 2004;

      (5) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (6) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

            /s/ B. Wickham
            ----------------------------------------------
            Robert B. Wickham
            Senior Vice President, Chief Financial Officer
                and Corporate Secretary
            Trizec Canada Inc.